UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-42883

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Buttonwood Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 Deming Way Suite 100
(No. and Street)

Madison	WI	53717
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tami Strang	608-827-6400	Tami@btnwd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road S	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory S. Rademacher _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ButtonwoodPartners,Inc. _____, as of September 30th _____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed before me on
10/29/2025

Andrea Widner
Andrea Widner

Signature: _Gregory S. Rademacher_

Title: President

[Notary seal: ANDREA WIDNER, NOTARY PUBLIC, STATE OF WISCONSIN]

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Buttonwood Partners, Inc.
Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended September 30, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Buttonwood Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. as of September 30, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Buttonwood Partners, Inc. as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Buttonwood Partners, Inc.'s management. Our responsibility is to express an opinion on Buttonwood Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Buttonwood Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Aggregated Indebtedness and Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Buttonwood Partners, Inc.'s financial statements. The supplemental information is the responsibility of Buttonwood Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Buttonwood Partners, Inc.'s auditor since 2022.
Walnut Creek, California
November 19, 2025

BUTTONWOOD PARTNERS, INC.

Statement of Financial Condition
September 30, 2025

ASSETS

Assets

Cash	$	52,664
Due from Clearing Broker		130,383
Deposit with Clearing Broker		75,000
Due from Related Parties		1,150
Furniture and Equipment, net		43,636
Right of use asset		1,457,467
Total Assets	$	1,760,300

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued Commissions	$	61,560
Accounts Payable		31,208
Lease liability		1,457,467
Total Liabilities		1,550,235

Stockholders' Equity

Common Stock, $1 par value; 56,000 shares authorized, 1,800 shares issued and outstanding	1,800
Additional Paid-In Capital	178,200
Retained Earnings	30,065
Total Stockholders' Equity	210,065
Total Liabilities and Stockholders' Equity	$ 1,760,300

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Income
Year Ended September 30, 2025

Revenues:

Commissions	$	1,837,119
Commissions - Other		302,143
Investment Advisory Fees		119,259
Professional Fees – Related Party		136,350
Interest and Other Income		20,114
Total Revenues		2,414,985

Expenses:

Compensation and Benefits	1,821,900
Clearing Expenses	98,322
Occupancy	125,482
Quotation Services	19,939
Licenses and Regulatory Fees	31,231
Other	294,751
Total Expenses	2,391,625
Net Income before Provision for Income Taxes	23,360
Provision for income taxes	4,700
Net Income (Loss)	$ 18,660

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Changes in Stockholders' Equity
Year Ended September 30,2025

	Common Stock	Additional Paid In Capital	Retained Earnings/ Accumulated Deficit	Total Stockholders' Equity
Balance, September 30, 2024	$ 1,800	$ 178,200	$ 11,405	$ 191,405
Net Income	---	---	18,660	18,660
Balance, September 30, 2025	$ 1,800	$ 178,200	$ 30,065	$ 210,065

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.

Statement of Cash Flows
Year Ended September 30, 2025

Cash Flows from operating activities:

Net Income	$	18,660
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		4,663
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Due from Clearing Broker		(16,028)
Prepaid Expenses		2,329
Accounts payable		4,008
Accrued Commissions		20,202
Lease Liability		1,385,535
Due From Related Parties		(1,055)
Right of Use Asset		(1,385,535)
Net Cash provided by operating activities		32,778
Cash Flows from investing activities		
Purchase of fixed assets		(28,956)
Net Cash used in investing activities		(28,956)
Increase in cash		3,822
Cash beginning of year		48,841
Cash end of year	$	52,663

Supplemental disclosures of cash:
Taxes Paid

$4,700

The accompanying notes to financial statements
are an integral part of these statements.

Buttonwood Partners, Inc.
Notes to Financial Statements September 30, 2025

Business Activity

Buttonwood Partners, Inc. (the "Company") was formed in Wisconsin on March 7, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin.

The Company is engaged in business as a securities broker- dealer, that is authorized to provide several classes of services. The Company is currently primarily engaged in providing brokerage services to individual customers in the Midwest and it clears most transactions with and for customers on a fully disclosed basis through its clearing broker.

Method of Accounting

The Company utilizes the accrual method of accounting for financial statement purposes.

Cash

Cash includes a non-interest bearing checking account.

Revenue Recognition

The company records revenue in accordance with ASC 606 revenue recognition. Commissions consists of client transactions that are fully introduced to the Company's clearing broker on behalf of its client. Commission revenue is earned on equity securities and mutual funds sales. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns 12b-1 fees, or trailing commissions, which are ongoing variable fees that are based on the value of the shares at the end of a specified time and are recognized at the end of that period.

Commissions - Other consists of direct commissions earned on equity securities, mutual funds sales, and the sale of 529 Plans. The Company also earns ongoing 12b-1 fees, or trailing commissions. These commissions are recorded when received, which is monthly or quarterly in arrears of when they are earned. Generally accepted accounting principles requires the Company to record commissions revenue on a trade-date basis. However, the Company records Commissions-Other on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

Investment advisory fees are recognized as the Company completes its services performance obligations in accordance with the terms of its customer agreements. These fees are typically collected quarterly in advance based on the agreed percentage of the customer's assets under management. As of September 30, 2025, there are no open contract balances as fee collection coincides with calendar quarters.

Interest income is recognized as earned according to the terms.

The company receives monthly compensation from a related party for access to its business operations. The company recognizes the income as earned at the end of each month.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended September 30, 2025 was $2,770.

Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30,2025, the Company's net capital and required net capital were $167,345 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was .55 to 1.

Due From Clearing Broker

As of September 30, 2025, the company has a receivable from its Clearing Broker totaling $130,383, which includes trade related balances and other activity. Receivables from the Clearing Broker are typically collected in full in the month following their accrual.

Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit with NFS in the amount of $75,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2025:

		Useful Lives
Office equipment	$ 75,359	5-10
Furniture and fixtures	56,254	5-10
Artwork	9,136	5-10
	140,749	
Less accumulated depreciation	(97,113)	
	$ 43,636	

Depreciation expense for the year ended September 30,2025 was $4,663.

Buttonwood Partners, Inc.
Notes to Financial Statements September 30, 2025

Commitments

Leases

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is paid monthly and is set to expire on July 31, 2035. The interest on the lease is 3% annually.

The components of lease cost for the year ended September 30, 2025, are as follows:

Operating lease costs	$ 1,457,467
Short-term lease costs	0
Total lease costs	$ 1,457,467

Amounts reported in the Statement of Financial Condition as of September 30, 2025 are as follows:
Operating leases:

Right-of-use asset	$ 1,457,467
Lease liability	1,457,467

Maturities of lease liability under the non-cancelable operating lease as of September 30, 2025 are:

2025
Total undiscounted lease payments	$ 1,457,467
Less imputed interest	-
Total lease liability	$ 1,457,467

Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 25 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 7 percent of each eligible employee's compensation. The Company's contribution to the Plan totaled $92,527 for the year ended September 30,2025.

Related-Party Activity

The Company entered into a professional services agreement with Sycamore Investment Consulting Services, LLC, an affiliated investment consulting firm ("Affiliate"). Sycamore's partners share common ownership with Buttonwood Partners. The Company received compensation for providing operational access and employee services of $136,350 from the Affiliate for the fiscal year ended September 30, 2025. This amount is recorded as revenue on the Statement of Income.

During the year ended September 30, 2025 the Company incurred operating expenses on behalf of its Affiliate. The Company is responsible for tracking the operating expenses and collecting them from the Affiliate. The Affiliate is obligated to reimburse the Company for the operating expenses that were tracked during the year. As of September 30, 2025, $1,150 is due from the Affiliate for such costs and presented as Due from Related Parties on the Statement of Financial Condition.

Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, NFS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management it is more likely than not that some pertain of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

The FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense and liability in the current year.

For the year ended September 30, 2025, management has determined that there is a taxable income of $15,892. Buttonwood has a fiscal year ended 09/30/2025 federal tax expense of $3,337 and a WI tax expense of $1,363. The federal tax expense of $3,337 offset the federal prepaid taxes of $1,729 and creates an additional balance due of $1,608. The WI state tax expense of $1,363 offsets the WI prepaid taxes of $800 and creates an additional balance due of $563.

The Company's federal and state (WI) income tax returns are subject to examination by the Internal Revenue Service and Wisconsin Department of Revenue, generally for three years and four years after the returns are timely filed, respectively.

Commitments, Guarantees, and Contingencies

Management of the Company believes that there are no commitments, guarantees, and contingencies that may result in a material loss or future obligations as of September 30, 2025.

Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is the President of the firm.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Schedule I
September 30, 2025

Computation of Aggregated Indebtedness and Net Capital Under SEC Rule 15c3-1

Aggregate Indebtedness

Accrued Commissions	$61,561
Accounts payable	31,207
Total Aggregate Indebtedness	92,768
Minimum required net capital (6 2/3% of aggregate indebtedness)	$6,185

Computation of Basic Net Capital Requirement:

Stockholders' equity	$	210,065
Deductions:		
Furniture and equipment		(43,636)
Due from Related Parties		(1,150)
Total nonallowable assets		(44,786)
Net Capital		165,279
Greater of $50,000 or minimum net capital requirement of $6,185		50,000
Capital in excess of minimum requirement	$	115,279
Ratio of aggregate indebtedness to net capital		.57 to 1

There is no material difference between the net capital computation shown here and the net capital shown on the Company's most recently filed Form X-17A-5 report dated September 30, 2025.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Schedule II
September 30, 2025

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraphs (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund, insurance, and investment management companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Buttonwood Partners, Inc.
Pursuant to Rule 17 C.F.R 15c3-3(k)
Report on Exemption Provisions
For the Year Ended September 30, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Buttonwood Partners, Inc.

We have reviewed management's statements, included in the accompanying Buttonwood Partners, Inc's Exemption Report, in which (1) Buttonwood Partners, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Buttonwood Partners, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) exemption provision and (2) Buttonwood Partners, Inc. stated that Buttonwood Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (3) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Buttonwood Partners, Inc.'s management is responsible for compliance with the exemption provision and provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buttonwood Partners, Inc.'s compliance with the exemption provisions and provisions contemplated by Footnote 74 of SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
November 19, 2025



701 Deming Way • Suite 100 • Madison, WI 53717
p 608.827.6400 • f 608.827.6407 • 800.279.1776
www.buttonwoodpartnersinc.com

Buttonwood Partner's, Inc. Exemption Report

Buttonwood Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (3) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Gregory Rademacher, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Gregory Rademacher President

Buttonwood Partners, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2025



CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Buttonwood Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2025. Management of Buttonwood Partners, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
November 19, 2025

Buttonwood Partners, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2025

	Amount
Total assessment	$ 595
SIPC-6 general assessment	
2024 Carry over applied April 24, 2025	(495)
SIPC-7 general assessment	
Payment made on October 23, 2025	(100)
Total assessment balance	$ -
(overpayment carried forward)	